                                                       OMB APPROVAL
                                            OMB Number:                3235-0145
                                            Expires:           December 31, 1997
                                            Estimated average burden
                                            hours per response.............14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                               InSite Vision, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    457660108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  457660108                     13G


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Mayfield V, a California Limited Partnership
            94-2922967
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   / /
                                                                   (b)   /X/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER
                                          N/A-SEE ITEM 5
         NUMBER OF              -----------------------------------------------
           SHARES               6         SHARED VOTING POWER
        BENEFICIALLY                      N/A-SEE ITEM 5
       OWNED BY EACH            -----------------------------------------------
         REPORTING              7         SOLE DISPOSITIVE POWER
        PERSON WITH                       N/A-SEE ITEM 5
                                -----------------------------------------------
                                8         SHARED DISPOSITIVE POWER
                                          N/A-SEE ITEM 5
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            N/A-SEE ITEM 5
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            N/A-SEE ITEM 5

--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO.  457660108                     13G


    13      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            William D. Unger
--------------------------------------------------------------------------------
    14      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   / /
                                                                 (b)   /X/
--------------------------------------------------------------------------------
    15      SEC USE ONLY

--------------------------------------------------------------------------------
    16      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                                17        SOLE VOTING POWER
                                          N/A-SEE ITEM 5
         NUMBER OF              -----------------------------------------------
           SHARES               18        SHARED VOTING POWER
        BENEFICIALLY                      N/A-SEE ITEM 5
       OWNED BY EACH            -----------------------------------------------
         REPORTING              19        SOLE DISPOSITIVE POWER
        PERSON WITH                       N/A-SEE ITEM 5
                                -----------------------------------------------
                                20        SHARED DISPOSITIVE POWER
                                          N/A-SEE ITEM 5
--------------------------------------------------------------------------------
    21      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            N/A-SEE ITEM 5

--------------------------------------------------------------------------------
    22      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
    23      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            N/A-SEE ITEM 5

--------------------------------------------------------------------------------
    24      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

ITEM 1.
         (a)      Name of Issuer:

                  InSite Vision, Inc.


         (b)      Address of Issuer's Principal Executive Offices:

                  2020 Challenger Drive
                  Alameda, CA 94501

ITEM 2.
         (a)      Name of Person(s) Filing:

                  Mayfield V, a California Limited Partnership
                  William D. Unger


         (b)      Address of Principal Office:

                  The entity and individual listed in Item 2(a) share the following business address:

                  The Mayfield Fund
                  2800 Sand Hill Road
                  Menlo Park, CA 94025

         (c)      Citizenship:

                  The entity listed in Item 2(a) is a California Limited Partnership.
                  The individual listed in Item 2(a) is a U.S. resident

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number: 457660108



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Act

         (b) / / Bank as defined in section 3(a)(6) of the Act

         (c) / / Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section240.13d-1(b)(1)(ii)(F)
         (g) / / Parent Holding Company, in accordance with Section240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) / / Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

                  N/A

ITEM 4.  OWNERSHIP

         The information regarding ownership as set forth in Items 5-9 of Pages 2-5 hereto, is hereby incorporated by reference.
 .

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class securities, check the following /X/

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION


         N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      February 14, 1997
                                                 ------------------------------
                                                            Date


                                  MAYFIELD V,
                                  A California Limited Partnership

                                  By: /s/ George A. Pavlov
                                      -----------------------------------------
                                      George A. Pavlov, Authorized Signatory


                                  WILLIAM D. UNGER

                                  By: /s/ George A. Pavlov
                                     ------------------------------------------
                                     George A. Pavlov, Attorney In Fact

EXHIBITS


A-Statement Appointing Designated Filer and Authorized Signatory

                                    EXHIBIT A

STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY


         Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of EXHIBIT A hereto, or such other person or entity as is designated in writing by George
A. Pavlov (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to
Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of EXHIBIT A hereto and with respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Entity (collectively, the "Companies").

         Each Reporting Person hereby further authorizes and designates GEORGE
A. PAVLOV (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person's ownership of, or transactions in securities of the Companies.

         The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

Date: February 10, 1997                MAYFIELD IV,
                                       a California Limited Partnership

                                       By:  /s/ George A. Pavlov
                                            --------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD V,
                                       a California Limited Partnership

                                       By:  /s/ George A. Pavlov
                                            --------------------------
                                            Authorized Signatory

Date: February 10, 1997                MAYFIELD VI INVESTMENT
                                       PARTNERS,
                                       a California Limited Partnership

                                       By:  Mayfield VI Management Partners,
                                            a California Limited Partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD VI MANAGEMENT
                                       PARTNERS,
                                       a California Limited Partnership


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD VII
                                       a California Limited Partnership

                                       By:  Mayfield VII Management Partners,
                                            a California Limited Partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD VII MANAGEMENT
                                       PARTNERS,
                                       a California Limited Partnership



                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory

Date: February 10, 1997                MAYFIELD VIII,
                                       a California Limited Partnership

                                       By:  Mayfield VIII Management, L.L.C.,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD VIII MANAGEMENT, L.L.C.,
                                       a Delaware Limited Liability Company



                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD SOFTWARE PARTNERS,
                                       a California Partnership

                                       By:  Mayfield VI Investment Partners,
                                            a California Limited Partnership,
                                            Its General Partner

                                       By:  Mayfield VI Management Partners,
                                            a California Limited Partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory

Date: February 10, 1997                MAYFIELD SOFTWARE TECHNOLOGY
                                       PARTNERS,
                                       a California Partnership

                                       By:  Mayfield VI Investment Partners,
                                            a California Limited Partnership,
                                            Its General Partner

                                       By:  Mayfield VI Management Partners,
                                            a California Limited Partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD MEDICAL PARTNERS,
                                       a California Partnership

                                       By:  Mayfield VI Investment Partners,
                                            a California Limited Partnership,
                                            Its General Partner

                                       By:  Mayfield VI Management Partners,
                                            a California limited partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory

Date: February 10, 1997                MAYFIELD MEDICAL PARTNERS 1992,
                                       a California Partnership

                                       By:  Mayfield VII,
                                            a California Limited Partnership,
                                            Its General Partner

                                       By:  Mayfield VII Management Partners,
                                            a California limited partnership,
                                            Its General Partner


                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory


Date: February 10, 1997                MAYFIELD ASSOCIATES FUND,
                                       a California Limited Partnership



                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory




Date: February 10, 1997                MAYFIELD ASSOCIATES FUND II,
                                       a California Limited Partnership



                                       By:  /s/ George A. Pavlov
                                            -----------------------------------
                                            Authorized Signatory

Date: February 10, 1997                /s/ Yogen K. Dalal
                                       ---------------------------------------
                                       YOGEN K. DALAL


Date: February 10, 1997                /s/ Kevin A. Fong
                                       ---------------------------------------
                                       KEVIN A. FONG


Date: February 10, 1997                /s/ A. Grant Heidrich, III
                                       ---------------------------------------
                                       A. GRANT HEIDRICH III


Date: February 10, 1997                /s/ Russell C. Hirsch
                                       ---------------------------------------
                                       RUSSELL C. HIRSCH


Date: February 10, 1997                /s/ Wende S. Hutton
                                       ---------------------------------------
                                       WENDE S. HUTTON


Date: February 10, 1997                /s/ Michael J. Levinthal
                                       ---------------------------------------
                                       MICHAEL J. LEVINTHAL


Date: February 10, 1997                /s/ F. Gibson Myers, Jr.
                                       ----------------------------------------
                                       F. GIBSON MYERS, JR.


Date: February 10, 1997                /s/ William D. Unger
                                       ----------------------------------------
                                       WILLIAM D. UNGER


Date: February 10, 1997                /s/ Wendell G. Van Auken, III
                                       ----------------------------------------
                                       WENDELL G. VAN AUKEN III

                                    EXHIBIT A
                               TO EXHIBIT A OF 13G


-----------------------------------------------------------------------------------------------------------
COLUMN I                                 COLUMN II                   PERSONS/ENTITIES ON WHOSE BEHALF
PUBLICLY TRADED COMPANY                  DESIGNATED FILER            THE DESIGNATED FILER MAY ACT
-----------------------------------------------------------------------------------------------------------
ADVENT SOFTWARE, INC.                    MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH
-----------------------------------------------------------------------------------------------------------
BROADVISION, INC.                        MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, KAF, MJL
-----------------------------------------------------------------------------------------------------------
DIGITAL GENERATION SYSTEMS,              MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
INC.                                                                 MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, KAF, WDU, WVA, MJL,
                                                                     AGH
-----------------------------------------------------------------------------------------------------------
DIGITAL SYSTEMS                          MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
INTERNATIONAL, INC.                      INVESTMENT                  MAYFIELD VII,
                                         PARTNERS                    MAYFIELD ASSOCIATES FUND,
                                                                     MAYFIELD ASSOCIATES FUND II
-----------------------------------------------------------------------------------------------------------
GYNECARE, INC.                           MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, MJL,
                                                                     AGH, WSH
-----------------------------------------------------------------------------------------------------------
HEARTSTREAM, INC.                        MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH, WSH
-----------------------------------------------------------------------------------------------------------
INCONTROL, INC.                          MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD MEDICAL PARTNERS,
                                         PARTNERS                    YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH
-----------------------------------------------------------------------------------------------------------
MILLENNIUM                               MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
PHARMACEUTICALS, INC.                                                MAYFIELD ASSOCIATES FUND II,
                                                                     MAYFIELD MEDICAL PARTNERS 1992,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
PRISM SOLUTIONS, INC.                    MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD SOFTWARE TECHNOLOGY
                                                                     PARTNERS,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL
-----------------------------------------------------------------------------------------------------------
SPECTRALINK CORPORATION                  MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    YKD
-----------------------------------------------------------------------------------------------------------
ADEPT TECHNOLOGY, INC.                   MAYFIELD V                  MAYFIELD IV, AGH,WVA,WDU
-----------------------------------------------------------------------------------------------------------
ARBOR SOFTWARE, INC.                     MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WDU
                                         PARTNERS
-----------------------------------------------------------------------------------------------------------
CELERITEK                                MAYFIELD V                  MAYFIELD V
-----------------------------------------------------------------------------------------------------------
CITRIX SYSTEMS, INC.                     MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WVA, WDU
                                         PARTNERS
-----------------------------------------------------------------------------------------------------------
DATALOGIX CORPORATION                    MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  KAF, WDU
                                         PARTNERS
-----------------------------------------------------------------------------------------------------------
INSITE VISION, INC.                      MAYFIELD V                  WDU
-----------------------------------------------------------------------------------------------------------
PHARMACYCLICS, INC.                      MAYFIELD VII                MAYFIELD ASSOCIATES FUND II
-----------------------------------------------------------------------------------------------------------
PURE SOFTWARE, INC.                      MAYFIELD VI                 MAYFIELD SOFTWARE PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD ASSOCIATES FUND II,
                                                                     AGH
-----------------------------------------------------------------------------------------------------------
SANDISK CORPORATION                      MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WDU
                                         PARTNERS
-----------------------------------------------------------------------------------------------------------
THE VANTIVE CORPORATION                  MAYFIELD VI                 MAYFIELD ASSOCIATES FUND
                                         INVESTMENT                  FGM, KAF, WVA, WDU
                                         PARTNERS
-----------------------------------------------------------------------------------------------------------
VISIONEER, INC.                          MAYFIELD VII                MAYFIELD ASSOCIATES FUND II,
                                                                     MAYFIELD SOFTWARE PARTNERS,
                                                                     YKD, FGM, KAF, WVA, WDU
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
VIVUS, INC.                              MAYFIELD VI                 MAYFIELD VII,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH
-----------------------------------------------------------------------------------------------------------


YKD= Yogen K. Dalal                 FGM= F. Gibson Myers, Jr.                   KAF= Kevin A. Fong
WDU= William D. Unger               WVA= Wendell G. Van Auken III               MJL= Michael J. Levinthal
AGH= A. Grant Heidrich III          WSH= Wende S. Hutton